Exhibit 99.4

SOLARBANK CORPORATION

Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended June 30, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of Solarbank Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Solarbank Corporation and its subsidiaries (the “Company”) as of June 30, 2024, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended June 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its consolidated operations and its consolidated cash flows for the year ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2024.

Denver, Colorado

September, 30, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

SOLARBANK CORPORATION

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	June 30, 2024	June 30, 2023
Assets
Current assets:
Cash		$5,270,405	$749,427
Short-term investment	3(e)	920,000	6,550,000
Trade and other receivables	4	1,115,217	3,837,207
Unbilled revenue	7	666,748	7,405,866
Prepaid expenses and deposits	5	3,126,829	3,054,678
Inventory	8	6,530,650	448,721
		17,629,849	22,045,899
Non-current assets
Property, plant and equipment	6	3,454,923	950,133
Right-of-use assets	12	1,085,128	144,487
Development asset	9	8,909,371	1,106,503
Derivative asset	18(a)	152,990	-
Tax equity asset	16	401,373	-
Goodwill	17	438,757	-
Intangible assets	14	2,001,447	-
Investment	21	5,152,023	722,515
		21,596,012	2,923,638
Total assets		$39,225,861	$24,969,537

Liabilities and Shareholder’s equity
Current liabilities:
Trade and other payables	10	$4,690,261	$4,713,497
Unearned revenue	11	4,600,491	1,150,612
Current portion of long-term debt	15	448,229	151,111
Loan payables	13	1,309,884	-
Tax payable		2,112,606	929,944
Current portion of lease liability	12	148,787	44,961
Current portion of tax equity	16	78,592	93,751
		13,388,850	7,083,876
Non-current liabilities:
Long-term debt	15	4,379,169	759,259
Other long-term liabilities	8	366,369	-
Deferred tax liabilities	26	1,073,835	-
Lease liability	12	992,687	128,350
Tax equity	16	300,650	366,856
		7,112,710	1,254,465
Total liabilities		$20,501,560	$8,338,341

Shareholders’ equity:
Share capital	19	9,025,698	6,855,075
Contributed surplus		4,059,175	3,001,924
Accumulated other comprehensive income		99,681	(116,759)
Retained earnings		3,178,814	6,652,551
Equity attributable to shareholders of the company		16,363,368	16,392,791
Non-controlling interest	20	2,360,933	238,405
Total equity		18,724,301	16,631,196
Total liabilities and shareholders’ equity		$39,225,861	$24,969,537

Approved and authorized for issuance on behalf of the Board of Directors on September 30, 2024 by:

2

SOLARBANK CORPORATION

Consolidated Statements of Income (loss) and Comprehensive Income (loss)

(Expressed in Canadian dollars)

		Years ended June 30
	Notes	2024	2023
Revenue from EPC services		$54,066,468	$15,577,210
Revenue from development fees		2,011,750	2,724,040
Revenue from IPP production		577,960	-
Revenue from O&M services		119,634	96,259
Revenue from other services		1,601,321	-
		58,377,133	18,397,509
Cost of goods sold		(46,698,437)	(13,860,309)
Gross profit		11,678,696	4,537,200

Operating expense:
Advertising and promotion		(4,087,936)	(282,908)
Consulting fees		(1,540,866)	(1,473,715)
Depreciation	6,12	(78,937)	(49,209)
Insurance		(416,175)	(130,259)
Listing fees		(724,080)	(101,505)
Office, rent and utilities		(645,512)	(330,600)
Professional fees		(1,860,929)	(730,639)
Repairs and maintenance		(139,618)	(18,264)
Salary and Wages		(1,279,651)	(920,879)
Stock based compensation	19	(860,379)	(2,946,850)
Travel and events		(362,220)	(228,509)
Total operating expenses		(11,996,303)	(7,213,337)
Other income (loss)

Interest income		320,751	128,407
Interest expense		(284,784)	(125,252)
Impairment loss	23	(4,100,270)	(724,205)
Fair value change loss	15(3), 21	(1,261,892)	-
Other income	4	5,012,818	6,590,347
Net income before taxes		$(630,984)	$3,193,160
Current tax expense	26	2,961,662	951,174
Deferred tax expenses (recovery)	26	(15,502)	-
Net (loss)/income		$(3,577,144)	$2,241,986

Items that are or may be reclassified subsequently to profit or loss
Currency translation adjustments		224,612	(200,824)
Other comprehensive income		224,612	(200,824)
Net income and comprehensive (loss) income		$(3,352,532)	$2,041,162

3

SOLARBANK CORPORATION

Consolidated Statements of Income (loss) and Comprehensive Income (loss) (continued)

(Expressed in Canadian dollars)

		Years ended June 30
	Notes	2024	2023
Net income (loss) attributable to:
Shareholders of the company		(3,473,737)	2,241,986
Non-controlling interest		(103,407)	-
Net (loss) income		$(3,577,144)	$2,241,986
Total (loss) income and comprehensive (loss) income attributable to:
Shareholders of the company		(3,257,297)	2,041,162
Non-controlling interest		(95,235)	-
Total (loss) income and comprehensive(Loss) income		$(3,352,532)	$2,041,162
Net(loss) income per share
Basic	28	(0.13)	0.11
Diluted	28	(0.13)	0.06
Weighted average number of common shares outstanding
Basic	28	27,040,189	19,575,479
Diluted	28	27,040,189	37,233,190

The accompanying notes are an integral part of these consolidated financial statements.

4

SOLARBANK CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Note	Number of shares	Share Capital	Contributed Surplus	Retained Earnings	Accumulated OCI	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance at June 30, 2022		16,000,000	1,000	-	4,410,565	73,767	4,485,332	(44,717)	4,409,302
Net income		-	-	-	2,241,986	-	2,241,986	-	2,241,986
Conversion of convertible debentures		2,500,000	1,297,348	-	-	-	1,297,348	-	1,297,348
Common shares issued, net of costs		8,050,000	5,611,802	-	-	-	5,611,802	-	5,611,802
Broker warrants issued		-	(242,575)	242,575	-	-	-	-	-
RSU granted		-	-	156,231	-	-	156,231	-	156,231
RSU vested		250,000	187,500	-	-	-	187,500	-	187,500
Share-based compensation		-	-	810,524	-	-	810,524	-	810,524
Advisory warrants issued		-	-	1,792,594	-	-	1,792,594	-	1,792,594
Other comprehensive loss		-	-	-	-	(190,526)	(190,526)	-	(190,526)
Solar facilities acquisition		-	-	-	-	-	-	283,122	283,122
Balance at June 30, 2023		26,800,000	$6,855,075	$3,001,924	$6,652,551	$(116,759)	$16,392,791	$238,405	$16,631,196

Balance at June 30, 2023		26,800,000	$6,855,075	$3,001,924	$6,652,551	$(116,759)	$16,392,791	$238,405	$16,631,196
Net loss		-	-	-	(3,473,737)	-	(3,473,737)	(103,407)	(3,577,144)
Common shares issued, net of costs	19(b)	2,200	21,659	-	-	-	21,659	-	21,659
Broker warrants exercised	19(c)	110,000	82,500	-	-	-	82,500	-	82,500
RSU granted	19(e)	-	-	65,066	-	-	65,066	-	65,066
Share-based compensation	19(d)	-	-	795,313	-	-	795,313	-	795,313
Other comprehensive loss		-	-	-	-	216,440	216,440	8,172	224,612
OFIT GM and OFIT RT acquisition	17	278,875	2,066,464	-	-	-	2,066,464	2,508,989	4,575,453
Acquisition of NCI of Solar Alliance DevCo	17	-	-	196,872	-	-	196,872	(291,226)	(94,354)
Balance at June 30, 2024		27,191,075	$9,025,698	$4,059,175	$3,178,814	$99,681	$16,363,368	$2,360,933	$18,724,301

The accompanying notes are an integral part of these consolidated financial statements.

5

SOLARBANK CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

		For the year ended June 30
In Canadian Dollars	Notes	2024	2023

Operating activities:
Net Income (loss)		$(3,577,144)	$2,241,986

Adjustments for:
Depreciation and amortization		409,953	49,209
Fair value change loss	15(3), 21	1,261,892	-
Impairment loss	23	4,100,270	724,205
Other income related to tax equity	16	(33,529)	-
Recovery of receivable credit loss	4	(3,089,295)	(212,779)
Recognition of receivable credit loss	4	174,226
Loss on fixed asset disposed		-	4,792
Interest accretion	12, 16	91,951	47,348
Income tax expense		2,961,662	908,865
Deferred income tax expense recovery		(15,502)	-
Share-based compensation	19	860,379	2,946,849
Foreign exchange gain		-	(236,692)
		3,144,863	6,473,783
Changes in:
Trade and other receivables		2,850,543	(2,457,074)
Unbilled revenue		6,739,118	(7,402,866)
Contract fulfilment costs		-	3,384,064
Inventories		(5,646,777)	(264,182)
Prepaid expenses and deposits		9,637	(908,175)
Trade and other payables		(234,005)	2,414,753
Unearned revenue		3,429,477	1,150,612
Cash generated from operating activities		10,292,856	2,390,915
Income tax paid		(1,807,858)	-
Net cash generated from operating activities		8,484,998	2,390,915

Investing activities:
Acquisition of property, plant and equipment		(42,908)	-
Purchase of GIC		(2,500,000)	(8,750,000)
Redemption of GIC		8,130,000	2,200,000
Investment in SFF Shares	21	(2,465,000)	(722,615)
Acquisition of NCI in Solar Alliance Devco	17	(94,354)	-
Acquisition of development asset		(7,688,664)	(1,122,465)
Cash used in investing activities		(4,660,926)	(8,394,680)

6

Consolidated Statements of Cash Flows (continued)

(Expressed in Canadian Dollars)

Financing activities:
Net proceeds from convertible loan	-	1,250,000
Proceeds from issuance of common shares, net transaction costs	104,159	5,611,802
Repayment of lease obligation	(148,724)	(29,392)
Repayment of short-term loans	-	(320,275)
Proceeds from short-term loan– Geddes Loan	1,251,565	-
Repayment from long-term debts	(479,135)	(111,111)
Repayment of shareholder loan	-	(593,660)
Cash generated from (used in) financing activities	727,865	(5,807,364)

Increase (decrease) in cash	4,551,937	(196,401)
Effect of changes in exchange rates on cash	(30,959)	13,851
Cash, beginning	749,427	931,977
Cash, ending	5,270,405	749,427

The accompanying notes are an integral part of these consolidated financial statements.

7

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

1. Nature of operations:

SolarBank Corporation (the “Company”) was formed under the laws of the province of Ontario on September 23, 2013. The Company is engaged in the development and operation of solar photovoltaic power generation projects in Canada and the United States with a geographic focus in the province of Ontario, Canada and New York state, USA. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 7, 2022.

The address of the Company and the principal place of the business is 505 Consumers Rd, Suite 803, Toronto, ON, M2J 4Z2.

On March 1, 2023, the Company closed its initial public offering (the “Offering”) of common shares. With completion of the Offering, the Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to the Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global market under the symbol “SUUN”.

2. Basis of presentation

(a) Statement of compliance:

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The board approved these consolidated financial statements of directors for issue on September 30, 2024.

(b) Basis of measurement:

These consolidated financial statements were prepared on a going concern basis and historical cost basis with the exception of certain financial instruments as disclosed in note 3.

(c) Basis of consolidation:

(i)	Subsidiaries

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns. For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statement of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balance, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

8

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

2.	Basis of presentation (continued)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

	Country of	Ownership interest
Name	Incorporation	June 30, 2024	June 30, 2023
Abundant Solar Power Inc.	USA	100%	100%
Abundant Construction Inc.	Canada	100%	100%
Abundant Energy Solutions Ltd.	Canada	100%	100%
2467264 Ontario Inc.	Canada	49.9%	49.9%
OFIT GM Inc.	Canada	49.9%	-
OFIT RT Inc.	Canada	49.9%	-
Solar Alliance Energy DevCo LLC(1)	USA	100%	67%
Solar Alliance TE HoldCo 1, LLC(1)	USA	100%	67%
Solar Alliance VC1 LLC(1)	USA	100%	67%
Abundant Solar Power (US1) LLC(1)	USA	100%	100%
Abundant Solar Power (New York) LLC	USA	100%	100%
Abundant Solar Power (Maryland) LLC	USA	100%	100%
Abundant Solar Power (RP) LLC	USA	100%	100%
SUNN 1011 LLC	USA	100%	100%
SUNN 1012 LLC	USA	100%	100%
Abundant Solar Power (CNY) LLC	USA	100%	100%
SUNN 1016 LLC	USA	100%	100%
Abundant Solar Power (TZ1) LLC	USA	100%	100%
Abundant Solar Power (M1) LLC	USA	100%	100%
Abundant Solar Power (J1) LLC	USA	100%	100%
Abundant Solar Power (Steuben) LLC	USA	100%	100%
ABUNDANT SOLAR POWER (USNY-MARKHAM HOLLOW RD-001) LLC	USA	100%	100%
SUNN 1015 LLC	USA	100%	100%
SUNN 1002 LLC	USA	100%	100%
SUNN 1003 LLC	USA	100%	100%
ABUNDANT SOLAR POWER (USNY-Richmond-002) LLC	USA	100%	100%
ABUNDANT SOLAR POWER (USNY-Richmond-003) LLC	USA	100%	100%
SUNN 1006 LLC	USA	100%	100%
SUNN 1007 LLC	USA	100%	100%
SUNN 1008 LLC	USA	100%	100%
SUNN 1009 LLC	USA	100%	100%
SUNN 1010 LLC	USA	100%	100%
SUNN (203 Fuller Rd) LLC	USA	100%	100%
SUNN 1001 LLC	USA	100%	100%
Abundant Solar Power (USNY-6882 Rice Road-001) LLC	USA	100%	100%
Abundant Solar Power (LCP) LLC	USA	100%	100%
Abundant Solar Power (R1) LLC	USA	100%	100%
SUNN 1005 LLC	USA	100%	100%
SUNN 1013 LLC	USA	100%	100%
SUNN 1014 LLC	USA	100%	100%
ABUNDANT SOLAR POWER (USNY-327 Hardie Rd-001) LLC	USA	100%	100%
Abundant Solar Power (Dutch Hill) LLC	USA	100%	100%
Abundant Solar Power (Dutch Hill 2) LLC	USA	100%	100%
Abundant Solar Power (Dutch Hill 3) LLC	USA	100%	100%
SUNN 1004 LLC	USA	100%	100%

9

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

2.	Basis of presentation (continued)

  (ii) Functional and presentation currency:

The Company’s consolidated financial statements are presented in Canadian dollars. The functional currency of Canadian parent company and its Canadian subsidiaries is the Canadian dollar. The functional currency of its subsidiaries in the United States is the US dollar.

3. Significant accounting policies

  (a) Revenue recognition:

The Company recognizes revenue for project development services, engineering, procurement, and construction (“EPC”) services, operation and maintenance (“OM”) services,independent power producer (“IPP”) facilities, and other services.

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the services transferred to the customer.

At contract inception, the Company assesses services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations.

Project development services

Each project development service contract with customers includes a single performance obligation: to deliver a fully permitted solar project that is ready for construction. The performance obligation is satisfied at a point in time, specifically when the development phase is considered complete, and all necessary permits are obtained.

Revenue from development contracts is recognized when control of the fully permitted project is transferred to the customer, which occurs when the project is ready for construction. This reflects the point in time when the customer has the ability to direct the use of, and obtain substantially all the remaining benefits from, the solar project.

OM services

Each OM service contract with customers contains a single performance obligation, which is to provide maintenance services as needed for the solar sites. The performance obligation is satisfied over time, as the services are provided, and the customer receives and benefits from the services in real time.

Revenue is recognized monthly, in line with the completion of the services. The amount of revenue recognized is based on the actual hours of service provided during the period, multiplied by the pre-determined hourly rate specified in the contract. This method reflects the continuous transfer of services and the customer’s immediate benefit from maintenance activities performed.

EPC services

Each EPC contract has a single performance obligation because the services provided are highly interrelated and include a significant service of integrating goods and services into a combined output — namely, the construction of solar sites. The performance obligation is satisfied over time, as the customer simultaneously receives and benefits from the services as they are provided.

Revenue is recognized using the input method, based on the proportion of costs incurred to date relative to the total estimated costs of the project. This method best reflects the transfer of control of the services and the customer’s continuous receipt of benefits as the project progresses. The total estimated costs are regularly reviewed, and any changes are reflected in the percentage of completion and revenue recognized.

10

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

IPP production

Each Company-owned independent power producer (“IPP”) facility has a single performance obligation, which is to generate and deliver electricity to the grid. The performance obligation is satisfied over time, as the customer simultaneously receives and consumes the benefits of electricity as it is delivered. Revenue is recognized as electricity is dispatched and delivered to the grid, measured based on the quantity of electricity (kWh) provided.

Other services

Each other services contract with customers includes a single performance obligation: to complete the specified service or milestone outlined in the contract. The performance obligation is satisfied at a point in time, specifically when the service is fully performed or the milestone is achieved.

Revenue is recognized at the point when control of the completed service or milestone passes to the customer, which occurs when the service is fully completed or the milestone is satisfied, in accordance with the terms of the contract.

  (b) Inventory:

Inventory is stated at the lower of cost and net realizable value. Cost includes acquisition costs, direct development costs, borrowing costs, property taxes and other overheads incurred for the development of prospective solar projects. Net realizable value is the estimated selling price in the ordinary course of the business at the balance sheet date, less costs to complete and estimated selling costs.

The Company’s inventory mainly consists of costs incurred on solar projects. Once a project is determined to be cancelled, the net realizable value of the related inventory items becomes zero and the costs are expensed.

  (c) Unbilled revenue and unearned revenue:

Unbilled revenue and unearned revenue are a result of timing difference between when revenue is recognized and when billing is issued/collected. EPC services recognize revenue based on percentage of completion. Invoicing to customers typically follows milestones or predetermined schedules, which may not reflect the percentage of completion exactly.

11

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

  (d) Foreign currency translation:

The functional currency of the Company is the Canadian Dollar. Functional currencies of the Company’s subsidiaries are the currency of the primary economic environment in which the subsidiary operates.

Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income and loss. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the Company’s consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Foreign exchange differences are recognized in other comprehensive income.

  (e) Short-term investments

Short-term investments consist of investments with market values closely approximating book values and original maturities between three and twelve months at the time of purchase.

As at June 30, 2024, the Company has two GICs in short-term investment totalling $920,000. The GICs have one year term with interest rate of 4.25%-4.95% (2023 - $6,550,000 with one year term and interest rate of 4.7%-4.95%).

  (f) Business Combination

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. If the Company acquires a controlling interest in a business in which it previously held an equity interest, that equity interest is remeasured to fair value at the acquisition date with any resulting gain or loss recognised in profit or loss or other comprehensive income, as appropriate. Consideration transferred as part of a business combination may include the amounts related to the settlement of pre-existing relationships. The gain or loss on the settlement of any pre-existing relationship is recognised in profit or loss.

  (g) Financial instruments:

The Company recognizes a financial asset or a financial liability in its consolidated statement of financial position when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures a financial asset or a financial liability at its fair value plus or minus, in the case of a financial asset or a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or the financial liability.

12

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

  (i) Financial assets:

The Company will classify financial assets as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on its business model for managing the financial asset and the financial asset’s contractual cash flow characteristics. The three categories are defined as follows:

A.	Financial assets at amortized cost:

A financial asset is measured at amortized cost if both of the following conditions are met:

●	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company’s cash, trade and other receivables, unbilled revenue, and short-term investments are measured at amortized cost.

B.	Financial assets at fair value through other comprehensive income:

Financial assets are classified and measured at fair value through other comprehensive loss if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. The Company does not have any financial assets classified as fair value through other comprehensive loss.

C.	Financial assets at fair value through profit or loss:

Any financial assets that are not held in one of the two business models mentioned are measured at fair value through profit or loss. The Company’s derivative asset and investment are classified as fair value through profit or loss.

  (ii) Financial liabilities:

The Company’s financial liabilities include trade and other payables, loan payable, long-term debt, lease liability, other long-term liabilities and tax equity. The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

A.	Financial liabilities at fair value through profit or loss:

Financial liabilities are classified at fair value through profit or loss if they are held for trading or are derivative liabilities. The Company does not have financial liabilities classified as fair value through profit or loss.

B.	Financial liabilities at amortized cost:

Financial liabilities classified at amortized cost are those that are not classified as financial liabilities at fair value through profit or loss. Subsequent to initial recognition, they are carried at amortized cost using the effective interest method. The Company’s trade and other payables, loan payable, lease liabilities, long-term debt and tax equity liabilities are classified at amortized cost.

13

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

  (h) Expected credit losses:

In accordance with IFRS 9, loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost or at FVOCI are recognized. ECLs are updated at each reporting date on the basis of available information. The Company applies the simplified approach described in IFRS 9 to trade receivables, whereby the amount of the impairment allowance of a receivable is measured subsequent to initial recognition on the basis of lifetime expected credit losses.

  (i) Tax equity structures

The Company owns and operates solar facilities in the US under subsidiaries that are set up as tax equity structures to finance the construction and operation of solar facilities. These structures are designed to allocate the majority of renewable tax incentives, such as investment tax credits (“ITCs”) and accelerated depreciation for tax purposes, to tax equity investors (“TEIs”). With its current portfolio of solar facilities, the Company cannot fully monetize such tax incentives and it therefore partners with third party TEIs. Generally, tax equity structures allocate the majority of the project’s US taxable income and renewable tax incentives, along with a portion of the project’s cash flows, to the TEIs until they receive an agreed-upon after-tax investment return (the “flip point”). The flip points are generally dependent on the projects’ respective returns but also may be contractually determined. At all times, both before and after the projects’ flip points, the Company retains control over the projects finance with a tax equity structure in partnership with third party TEIs. Subsequent to the flip point, the Company receives the majority of the projects’ taxable income, cash flows and remaining tax incentives.

When a tax equity partnership is formed, the Company assesses whether the project company should be consolidated based on the Company’s right to variable returns and its ability to influence financial and operational decisions impacting those returns. Due to the operational and financial nature of the projects, and the protective nature of the rights normally given to tax equity investors, the Company typically has the control and influence to consolidate the entity.

Amounts paid by the TEIs for their equity stakes are classified as debt on the consolidated statements of financial position and are measured at amortized cost using the EIR method. The Company has the option to settle with the TEI after the flip date at a defined price and in certain contracts the TEI can put their investment back to the Company after the flip date at the same defined price. These options are generally time bound.

The Company recognizes the TEI contributions as a long-term liability, at an amount representing the proceeds received from the TEI in exchange for shares of the subsidiary, net of the following elements affecting amortized cost of the tax equity:

●	ITC: Allocation of ITCs to the TEI is recognized in other income and as a reduction of tax equity.

●	Taxable income (loss), including tax attributes such as accelerated tax depreciation: Allocation of taxable income and other tax attributes to the TEI is recognized in other (income) expenses as incurred and as a reduction of tax equity.

●	Cash distributions: Cash allocation to the TEI is recognized as a reduction of tax equity.

Tax equity balances are increased by interest recognized at the implicit interest rate.

14

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

  (j) Basic and diluted net income (loss) per share

Basic earnings (loss) per share (“EPS”) is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

  (k) Impairment of non-financial assets:

At each reporting date, the Company reviews the carrying amounts of its non-financial assets including property, plant and equipment (other than deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into cash-generating units (“CGUs”) which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognized in profit or loss. The Company evaluates impairment losses, except goodwill, for potential reversals when events or circumstances warrant such consideration. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

  (l) Income taxes:

Income tax represents current tax and deferred tax. The Company and its subsidiaries record current tax based on the taxable income for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred income taxes are accounted for using the liability method. The asset-liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carry forwards, are recognized to the extent it is probable that taxable income will be available against which the asset can be utilized.

15

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

  (m) Property, plant and equipment:

Property, plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on a declining balance basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Computer equipment	55%
Furniture and equipment	20%
IPP facility	20-25-year straight-line

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the year.

  (n) Development asset:

Development assets consist of design, development, engineering, interconnection, permitting, and acquisition costs associated with new solar facilities. These costs are capitalized within project development costs until construction begins, at which time they are transferred to property, plant and equipment. The Company capitalizes these costs when it believes the facilities will more likely than not be constructed.

  (o) Share based payment transactions:

The Company makes share-based awards, including restricted share units (“RSUs”) and stock options to employees, officers, directors, and consultants.

For equity-settled awards, the fair value is charged to the consolidated statements of income and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of RSUs is determined based on quoted market price of our common shares at the date of grant. The fair value of the stock options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the consolidated statements of income with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

16

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

  (p) Leases:

The Company assesses whether a contract is or contains a lease at the inception of the contract. A lease is recognized as a right-of-use (“ROU”) asset and corresponding lease liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and an interest expense in profit or loss. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

A lease modification is accounted for as a separate lease from the original lease if the modification increases the scope of the lease by adding the right to use one or more underlying assets; and the consideration for the lease increase by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract. If the lease modification merely extends the Company’s right to use an existing leased asset to which it already has access, the modification is not accounted for as a separate lease. Instead, the Company recalculates the existing lease obligations on the effective date of the lease modification to include the lease payments until the end of the extended period and a corresponding adjustment is also made to the RoU asset. The additional RoU asset and lease obligations relating to the extended period are therefore recognized on the date of modification.

  (q) Government grant:

The government grant is recognized when there is reasonable assurance that the Company will comply with any conditions attached to the grant, and the grant will be received. The government grant is recognized in profit or loss to offset the related expenses on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate, which in the case of grants related to assets requires setting up the grant as deferred income or deducting it from the carrying amount of the asset.

  (r) Intangible assets:

Intangible assets are recognize at fair value at the acquisition date in a business combination. The acquired OFIT GM and OFIT RT entities held Feed-In Tariff (“FIT”) contracts, which are separable and arises from contractual rights, and sufficient information exists to measure reliably the fair value of the contracts. The terms of the FIT contracts expire in October 2036. The value of the FIT contracts are amortized on a straight-line basis until October 2036.

  (s) Goodwill:

Goodwill represents the excess of the purchase price of the acquired businesses over the estimated fair value of the tangible and intangible net assets at the date acquired, and is allocated to the CGU expected to benefit from the acquisition. A CGU is the smallest group of assets for which there are separately identifiable cash flows. Goodwill is not amortized but is assessed for impairment at least annually and whenever events or circumstances indicate that its carrying value may not be fully recoverable. The impairment test requires comparing the carrying values for the Company’s CGUs, including goodwill, to their recoverable amounts. The Company determines the recoverable amounts using estimated future cash flows discounted at an after-tax rate that reflects the risk adjusted weighted average cost of capital. Any excess of the carrying value of a CGU over the recoverable amount is expensed in the period the impairment is identified. An impairment loss recorded for goodwill is not reversed in a subsequent period.

17

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

  (t) Significant accounting judgments and estimates:

The preparation of financial statements requires management to use accounting estimates and exercise judgment in the process of applying its accounting policies. Actual results may differ from the estimates and assumptions used in preparing these consolidated financial statements. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the consolidated financial statements:

(i)	Taxes:

The Company accounts for differences that arise between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12, Income Taxes, which requires deferred income tax assets only to be recognized to the extent that it is probable that future taxable profits will be available against which the deferred income tax assets can be utilized. The Company estimates future taxable profits based on the future financial models and projections. Any change to the estimates and assumptions used for the key operational and financial variables could affect the amount of deferred income tax assets recognized by the Company. Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period.

(ii)	Percentage of completion calculation:

The Company measures the stage of completion for EPC projects based on costs incurred to date compared to the total estimated costs for the project. The significant estimates included in the total costs for projects can change may affect revenue, unbilled revenue, and unearned revenue.

(iii)	Stock-based compensation:

The fair value of stock options issued and warrants granted are subject to the limitation of the Black-Scholes option pricing model which incorporates market data, and which involves uncertainty and subjectivity in estimates used by management in the assumptions. The model requires assumptions relating to share price volatility, expected life of options and discount rate. Changes in these assumptions affect the fair value of the options and the amount of stock-based compensation to be recognized in operations over the vesting period.

18

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(iv)	Impairment of goodwill and long-lived assets:

Determining if there are any facts and circumstances as indicating impairment loss or reversal of impairment losses is a subjective process involving judgement and a number of estimates and assumptions in many cases. In assessing impairment, management assesses the recoverable amount of each asset or CGU based on expected future cashflows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

(v)	Fair value of investment:

The determination of fair value of the Company’s investment at other than initial cost is subject to certain limitations. Financial information for private companies in which the Company has investment may not be available and, even if available, that information may be limited and/or unreliable. Management exercises significant judgement when determining the fair value of the equity investment in private companies at the end of each reporting period by using company-specific information and other inputs that are not based on observable market data.

(vi)	Acquisition valuation method:

The Company uses valuation techniques when determining the fair value of certain assets and liabilities acquired in a business combination. In particular, the fair value of each intangible assets is dependent on the outcome of many variables.

 (u) Adoption of new accounting standards

IAS 1 – Presentation of Financial Statements

The IASB issued amendments to IAS 1 “Presentation of Financial Statements” on Classification of Liabilities as Current or Non-Current, which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”. Similar to existing requirements in IAS 1, the classification of liabilities is unaffected by management’s intentions or expectations about whether the company will exercise its right to defer settlement or will choose to settle early. The amendments also make clear that settlement includes transfers to the counterpart of cash, equity instruments, other assets or services that result in extinguishment of the liability.

The amendments to IAS 1 also specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require an entity to disclose information about these covenants in the notes to financial statements.

This amendment is effective for annual periods beginning on or after May 1, 2023. The adoption of these new amendments did not have a significant impact on the Company’s consolidated financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which introduce a definition of accounting estimates and provide other clarifications to help entities distinguish accounting policies from accounting estimates. Under the amendments, accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty”. The amendments also emphasize that a change in an accounting estimate that results from new information or new developments is not an error correction and that changes in an input or a measurement technique used to develop an accounting estimate are considered changes in accounting estimates if those changes in an input or measurement technique are not the result of an error correction.

This amendment is effective for annual periods beginning on or after May 1, 2023. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

  (v) Accounting standards issued but not yet effective:

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

19

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

4. Trade and other receivables

	June 30, 2024	June 30, 2023

Accounts receivable	$966,150	$1,978,834
Receivable due from SFF(1)	-	8,024,195
Other receivable	323,293	321,016
Credit loss allowance (1) (2)	(174,226)	(6,486,838)
	$1,115,217	$3,837,207

(1)	In 2017, the Company entered into a sales contract with a group of limited partnerships now known as Solar Flow-Through Funds Ltd. (“SFF”) to provide development services for solar photovoltaic projects. The Company has written off receivables of total $6,486,838 in the year ended June 30, 2019 due to cancellation of the projects by the Ontario government.

During the year ended June 30, 2024, the previously written down $6,486,838 was settled by SFF with $1,750,143 in cash and 1,052,599 common shares of SFF. The fair value of SFF shares on the Settlement Date of March 27, 2024 was $2.93 per share, total $3,089,295 (Note 21). As the result, the Company recorded $4,839,438 in other income for the year ended June 30, 2024.

(2)	The Company’s changes in credit loss allowance for the year ended June 30, 2024 and 2023 are as follows:

	June 30, 2024	June 30, 2023

Credit loss allowance, beginning of the year	$(6,486,838)	$(6,486,838)
Recognition of credit loss	(174,226)	-
Recovery of credit loss	4,839,438	-
Written-off of credit loss	1,647,400	-
Credit loss allowance, end of the year	$(174,226)	$(6,486,838)

5. Prepaid expenses and deposits

	June 30, 2024	June 30, 2023

Interconnection deposits(1)	$4,291	$469,725
Construction in progress deposits(2)	2,543,120	1,623,209
Security deposits	12,352	12,352
Prepaid insurance	128,285	74,373
Prepaid marketing expenses(3)	341,825	782,101
Other prepaids and deposits	96,956	92,918
	$3,126,829	$3,054,678

(1)	Interconnection deposits are made to the utility companies for the connection cost of each project that completes a CESIR report (Coordinated Electric System Interconnection Review) with that utility. The utility companies complete their analysis and provide an estimated cost to connect the project to the grid when ready. To hold the place in the utility line and reserve grid capacity for said project, the estimated connection cost must be paid ahead of time which is what comprises the interconnection deposits amount. The Interconnection deposit would become a part of the cost of sales once the projects reach commercial operation.

20

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

5.	Prepaid expenses and deposits (continued)

(2)	Deposits related prepayments made on the purchase of raw materials required for construction of EPC projects located in New York, USA.

(3)	The Company hired investor relations and marketing consultant companies to increase the Company’s visibility in the market and to explore over-seas markets. The balance is related to the payment made to these marketing consultant companies.

6. Property, Plant and Equipment

	Computer equipment	Furniture and equipment	Vehicle	IPP facilities (1)	Total
Cost:
Balance, June 30, 2022	$59,984	83,706	-	-	$143,690
Additions/dispositions	(40,728)	(33,453)	-	937,194	863,013
Balance, June 30, 2023	$19,256	50,253	-	937,194	$1,006,703

Accumulated amortization:
Balance, June 30, 2022	$49,973	68,603	-	-	$118,576
Depreciation	4,728	2,655	-	-	7,383
Reversal	(40,825)	(28,564)	-	-	(69,389)
Balance, June 30, 2023	$13,876	42,694	-	-	$56,570
Net Book Value- June 30, 2023	$5,380	7,559	-	937,194	$950,133

	Computer equipment	Furniture and equipment	Vehicle	IPP facilities	Total
Cost:
Balance, June 30, 2023	$19,256	50,253	-	937,194	$1,006,703
Additions	-	7,300	35,608	3,100,000	3,142,908
Reclass to tax equity asset(2)	-	-	-	(474,547)	(474,547)
Foreign currency impact	-	-	-	15,620	15,620
Balance, June 30, 2024	$19,256	57,553	35,608	3,578,267	$3,690,684

Accumulated amortization:
Balance, June 30, 2023	$13,876	42,694	-	-	$56,570
Depreciation(3)	2,316	2,136	4,216	170,140	178,808
Foreign currency impact	-	-	-	383	383
Balance, June 30, 2024	$16,192	44,830	4,216	170,523	$235,761
Net Book Value- June 30, 2024	$3,064	12,723	31,392	3,407,744	$3,454,923

(1)

Addition of IPP facilities for the fiscal year ended June 30, 2024 and 2023 relate to business acquisitions of OFIT GM and OFTI RT (Note 17).

The IPP facilities held by OFIT GM and OFIT RT totaling $3,100,000 are part collateral for long-term loan guarantee (Note 15 (3)).

(2)	Tax equity asset of $474,547 acquired from the acquisition of Solar Alliance DevCo LLC (Note 17) was included in IPP facilities for the year ended June 30, 2023. This asset is reclassified and disclosed separately in the consolidated statements of financial position for the year ended June 30, 2024.

(3)	Total depreciation expense of $170,140 for IPP facilities are recorded in cost of goods sold for the year ended June 30, 2024(2023- $Nil). The remaining $8,668 depreciation expense is recorded under operating expenses (2023- $7,383).

21

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

7. Unbilled Revenue

As of June 30, 2024 and 2023, the Company’s unbilled revenue mostly consists of invoices not yet issued for EPC projects where revenue recognized through percentage of completion.

	2024	2023
Beginning of the year	$7,405,866	-
Amounts invoices included in the beginning balance	(7,405,866)	-
Net increase in unbilled revenue recognized during the year	666,722	7,405,866
Foreign currency Impact	26	-
End of the year	$666,748	7,405,866

8. Inventory

As of June 30, 2024 and 2023, the Company’s inventory is comprised of development costs for the solar projects.

Balance, June 30, 2022	195,920
Additions: development costs	805,214
Minus: recognized as cost of goods sold upon revenue recognition	(508,130)
Minus: costs expensed due to project cancellation(2)	(47,664)
Foreign currency Impact	3,381
Balance, June 30, 2023	$448,721

Balance, June 30, 2023	448,721
Additions: development costs (1)	6,903,079
Minus: recognized as cost of goods sold upon revenue recognition	(338,118)
Minus: costs expensed due to project cancellation(2)	(496,147)
Foreign currency Impact	13,115
Balance, June 30, 2024	$6,530,650

(1)	During the year ended June 30, 2024, the Company entered into a purchase agreement related to a solar project to be constructed on a separate site located at Camilus, New York (the “Camilus Purchase Agreement”, the “Camilus project”). According to the Camilus Purchase Agreement, the purchase price includes a consideration of $2,155,703 (USD $1,575,000), which is to be paid upon reaching specific milestones: 20% upon the Closing Date, 60% upon achieving Notice to Proceed (“NTP”), and the remaining 20% upon the Commercial Operation Date (“COD”). The purchase price shall be subject to further adjustment if certain conditions, as defined in the Camillus Purchase Agreement, are met.

The acquisition was closed on March 22, 2024 (the “Closing Date”), and the Company concluded the transaction is an asset acquisition given the Camilus project being in initial development stage with no NTP granted yet.

For the year ended June 30, 2024, the Company recorded a total of $2,051,440 in inventory, which includes $431,141 for the 20% payment made and $1,620,299 for the remaining 80%, discounted from the expected NTP and COD dates. Correspondingly, $366,369 is recorded as Other Long-Term Liabilities, and the remaining $1,253,930 is recorded as Trade Payable. As of the Closing Date and June 30, 2024, the Company estimated no adjustments to the purchase price.

22

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

8.	Inventory (continued)

(2)	Inventory provision for the fiscal year ending June 30:

	2024	2023
Balance, opening	$(47,664)	-
Additions: cost expensed due to project cancellation	(496,147)	(48,231)
Foreign currency Impact	(5,004)	567
Balance, closing	$(548,815)	(47,664)

9. Development asset

Development projects are depreciated over the useful lives of the resulting assets once they become operational. The balance in development assets include costs incurred on self-owned projects. Detail of costs as at June 30, 2024 and 2023 are as follows:

	Interconnection and permitting	Construction material	Construction and labour	Other	Total

Balance, June 30, 2022	$-	-	-	-	$-
Additions	1,060,119	-	46,384	-	1,106,503
Balance, June 30, 2023	$1,060,119	-	46,384	-	$1,106,503

Balance, June 30, 2023	$1,060,119	-	46,384	-	$1,106,503
Additions	704,166	3,148,742	3,615,885	334,075	7,802,868
Balance, June 30, 2024	$1,764,285	3,148,742	3,662,269	334,075	$8,909,371

10. Trade and other payables

	June 30, 2024	June 30, 2023
Accounts payable and accrued liabilities	$2,996,308	$1,542,849
Due to related party (Note 22)	124,125	63,754
Other payable (1)	1,569,828	3,106,894
	$4,690,261	$4,713,497

(1)	Balance includes $1,097,452 NYSERDA grants (2023 - $2,123,220) to be paid to various customers for related projects sold in prior years.

23

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

11. Unearned revenue

As of June 30, 2024 and 2023, the Company’s unearned revenue mostly consists of payments received for EPC projects not started yet.

	2024	2023
Beginning of the year	$1,150,612	16,281
Recognition of revenue included in the beginning balance	(16,281)	-
Net increase in unearned revenue recognized during the year	3,445,757	1,134,331
Foreign currency Impact	20,403	-
End of the year	$4,600,491	1,150,612

12. Right of use assets and lease liabilities

The Company commenced leasing its current office space in 2022 in Canada. The lease started on May 1, 2022, with a five-year lease term. The monthly lease payment is $4,697 starting from September 1, 2022, which will be adjusted on an annual basis. The right of use (“ROU”) and lease obligation were measured at the present value of the lease payment and discounted using an incremental borrowing rate of 10%. On December 1, 2023, the Company leased additional office space, which increased monthly rent to $8,510.

On November 1, 2023, the Company acquired shares of OFIT GM Inc. (“OFIT GM”) and OFIT RT Inc. (“OFIT RT”) (Note 17). The OFIT companies leased five properties where IPP facilities are located. The leases commenced during the period from August 28, 2017 to October 6, 2017, each with a 20 year lease term. Two leases are paid on a monthly basis and three leases are paid on a quarterly basis. The monthly lease payments are $502 to $2,456 respectively and quarterly lease payments are in the range of $1,250 to $8,125. The right of use asset and lease liabilities were treated as new assets and liabilities starting from acquisition date of November 1, 2023 in accordance to IFRS 3. The ROU and lease liabilities were measured at the present value of the lease payments and discounted using an incremental borrowing rate of 5.74%. The leases are part collateral for long-term loan guarantee (Note 15(3)).

The continuity of the right-of-use as of June 30, 2024 and 2023 is as follows:

Right-of- use assets	Office
Cost:
Balance, June 30, 2022	197,719
Addition	-
Balance, June 30, 2023	197,719

Accumulated Depreciation:
Balance, June 30, 2022	11,405
Depreciation:	41,827
Balance, June 30, 2023	53,232

Net Book Value, June 30, 2023	144,487

Right-of- use assets	Office	IPP Facilities	Total
Cost:
Balance, June 30, 2023	$197,719	-	197,719
Addition	116,168	946,943	1,063,111
Balance, June 30, 2024	$313,887	946,943	1,271,366

Accumulated Depreciation:
Balance, June 30, 2023	$53,232	-	53,232
Depreciation	70,269	52,201	122,470
Balance, June 30, 2024	$123,501	52,201	180,465
Net Book Value, June 30, 2024	$190,386	894,742	1,085,128

24

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

12.	Right of use assets and lease liabilities (continued)

The continuity of the lease liabilities as of June 30, 2024 and 2023 is as follows:

Lease liabilities	Office
Balance, June 30, 2022	202,704
Payments:	(46,966)
Interest accretion:	17,573
Balance, June 30, 2023	173,311
Current	44,961
Long term	128,350
Net Book Value, June 30, 2023	173,311

Lease liabilities	Office	IPP Facilities	Total
Balance, June 30, 2023	$173,311	-	173,311
Additions	116,168	946,943	1,063,111
Payments	(81,619)	(73,098)	(154,717)
Interest accretion	21,816	37,953	59,769
Balance, June 30, 2024	$229,676	911,798	1,141,474
Current	95,420	53,367	148,787
Long term	134,256	858,431	992,687
Balance, June 30, 2024	$229,676	911,798	1,141,474

The maturity analysis of the Company’s contractual undiscounted lease liabilities as of June 30, 2024 is as follows:

2025	$218,013
2026	226,104
2027	124,389
2028	103,819
2028 onward	852,727
Total	$1,525,052

13. Loan payable

On June 20, 2024, the Company entered into a Construction Loan Agreement for the construction of the Geddes project (the “Geddes Construction Loan”). The Geddes Construction Loan is for a principal amount of up to USD $2,600,000, depending on the actual cost of the project.

The Geddes Construction Loan advancement amount shall accrue interest, which is to be added to the outstanding principal balance starting from the date of reception, at a variable rate per annum equal to the One Month CME Term SOFR Reference Rate plus a margin of 4%. Upon receiving permission to operate the Geddes Project, the loan advancement shall convert into a 6-year long-term loan with a fixed interest rate to be determined upon the conversion.

As at June 30, 2024, the loan payable balance included principal payable of $1,251,565 (USD $914,418), accrued interest payable of $3,571 (USD $2,609) and $54,748 (USD $40,000) legal retainer.

The Geddes Construction Loan is secured against the assets associated with the Geddes Project and the Company has provided a guarantee of completion and payment. As at June 30, 2024, the Geddes project has a total value of $8,909,371 which was recorded as Development Asset.

14. Intangible assets

FIT Contracts(1)
Cost:
Balance, June 30, 2023 and 2022	$-
Addition	2,110,000
Balance, June 30, 2024	$2,110,000

Accumulated amortization:
Balance, June 30, 2023 and 2022	$-
Amortization	108,553
Balance, June 30, 2024	$108,553

Net Book Value, June 30, 2024	$2,001,447
Net Book Value, June 30, 2023	$-

(1)	Addition of FIT contracts for the year ended June 30, 2024 is related to the business acquisitions of OFIT GM and OFTI RT (Note 17).

Total amortization expenses of $108,553 are recorded in cost of goods sold for the year ended June 30, 2024(2023- $Nil).

25

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

15. Long-term debt

	June 30, 2024	June 30, 2023
Highly Affected Sectors Credit Availability Program (1)	$759,259	$870,370
Canadian Emergency Business Account (2)	-	40,000
Long-term loans (3)	4,068,139	-
Total	4,827,398	910,370
Less: current portion	448,229	151,111
Long-term portion	$4,379,169	$759,259

(1)	In 2021, the Company received a Highly Affected Sectors Credit Availability Program (HASCAP) loan for a total of $1,000,000 at 4% annual from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments commenced in May 2022. During the year ended June 30, 2024, the interest recorded and paid was $32,812 (2023 - $37,214).

(2)	The Company received a Canada Emergency Business Account (“CEBA”) interest-free loan for a total of $60,000 from the Government of Canada. The loan bears interest at 0% per annum and is repayable by January 18, 2024. If $40,000 is repaid in full on or before January 18, 2024 and certain conditions are met, which include the use of funds for non-deferrable operating expenses only, $20,000 of the loan will be forgiven. The Company repaid the loan in full on January 8, 2024.

(3)	The Company assumed these loans from the acquisition of OFIT GM and OFIT RT (Note 17). The loans were originally obtained on December 19, 2017 for a total principal amount of $6,070,839 with a variable interest rate based on Three Month Banker’s Acceptance Rate plus 1.98% which OFIT GM and OFIT RT have entered into interest rate swap agreements on the same loan grant date to fix the annual interest rate at 4.75%. The loans will mature on December 19, 2029. The interests are payable quarterly and principal are payable semi-annually, both commenced on March 19, 2018.

During the period from the acquisition date of November 1, 2024 to June 30, 2024, the interest recorded and paid was $153,237.

Interest rate swaps are accounted for as derivatives assets(liabilities) and recorded at fair value on the consolidated statements of financial position with change in fair value recorded in profit or loss. For the year ended June 30, 2024, the Company recorded fair value change loss of $137,101 in the statements of income and comprehensive income.

The loans are guaranteed by Panasonic Corporation North America and collateralized by the solar projects owned by OFIT GM and OFIT RT, including related contracts such as FIT contracts, site leases and similar contracts.

Estimated principal repayments are as follows:

2025	$448,229
2026	457,740
2027	467,686
2028	478,089
2028 onwards	2,975,654
Total	$4,827,398

26

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

16. Tax equity

On June 20, 2023 (the “acquisition date”) the Company acquired 67% membership interest in Solar Alliance DevCo (Note 17), an entity which owns and operates certain solar facilities in the US under subsidiaries that are set up as tax equity structures to finance the capital cost of the solar facilities.

Amounts paid by the TEIs for their equity stakes are classified as debt on the consolidated statements of financial position and are measured at amortized cost using the effective interest rate (“EIR”) method. Amortized cost is affected by the allocation of ITCs (in tax equity assets), taxable income, and accelerated tax depreciation. Financing expenses represent the interest accretion using the EIR. The EIR of the tax equity was determined to be 9%, the loan value was $460,607 at acquisition date, with a maturity date (representing the expected flip point as estimated) of 2028 and the percentage of ownership between 99%, reflecting the allocation of taxable income or loss prior to the flip date. The corresponding tax equity asset acquired on acquisition date was $474,547.

Tax equity investors in US solar projects generally require sponsor guarantees as a condition to their investment. To support the tax equity investments, the Company executed guarantees indemnifying the tax equity investors against certain breaches of project level representations, warranties and covenants and other events. The Company believe these indemnifications cover matters which are substantially under its control and are unlikely to occur.

The Company recognized $33,529 related to ITC distribution as other income on the consolidated statements of income for the year ended June 30, 2024 (June 30, 2023: $nil). $32,182 interest accretion was recognized for the year ended June 30, 2024 (June 30, 2023: $nil)

17. Acquisitions

Solar Alliance DevCo LLC

Abundant Solar Power Inc. (“ASP”) has an EPC agreement with Solar Alliance Energy Inc (“Solar Alliance”) to be engaged in the development, engineering, procurement, construction, and operations of solar energy facilities (US1 & VC1 projects). The US1 & VC1 projects reached PTO (permission to operation) in December 2022. According to the EPC agreement, ASP had fulfilled its performance obligation and was able to recognize EPC services revenue at the amount of $1,340,765 (USD $1,082,345) when US1 & VC1 projects reached PTO.

On December 28, 2022, the Company entered into a promissory note with Solar Alliance converting a series of overdue accounts receivables of $1,206,004 (USD $891,158) since August 2022 to a note receivable. The promissory note bears interest rate of 15% per annum and was payable on a monthly basis.

On June 20, 2023, the Company settled the outstanding promissory note of $1,206,004 (USD $891,158) plus accrued interest of $111,821 (USD $82,203) through the acquisition of 67% of in Solar Alliance DevCo, a wholly-owned subsidiary of Solar Alliance, under the terms of membership interest purchase agreement. As a result of the acquisition, Solar Alliance DevCo operates as a subsidiary of ASP. Solar Alliance DevCo holds two solar energy facilities (US1 & VC1) which have reached commercial operation stage. As a result, the Company has determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair values at the acquisition date.

The allocation of the purchase consideration to the total fair value of net assets acquired is as follows:

Fair value of net assets acquired	$
Accounts receivable	407,210
Property, plant and equipment	462,647
Tax equity asset	474,547
Accounts payable	(25,851)
Tax equity liability	(460,607)
Identifiable net assets acquired	857,946
Non-controlling interest	(283,122)
Purchase consideration transferred	574,824

27

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

17.	Acquisitions (continued)

On acquisition, the purchase consideration transferred of $574,824 is the fair value of the promissory note plus accrued interest as of June 20, 2023. Hence, the Company recognized an impairment loss of $724,205 (USD $539,204) from the remeasurement of the promissory note to its fair value as of the acquisition date. The impairment loss was recognized in the consolidated statements of income and comprehensive income for the year ended June 30, 2023.

On December 4, 2023, ASP acquired the remaining 33% of Solar Alliance DevCo for $94,354 (USD $70,000). The carrying amount of Solar Alliance DevCo NCI on the date was $291,226 (USD $213,838). As the result, a gain of $196,872 (USD $143,838) is recorded in contributed surplus for the year ended June 30, 2024.

During the year ended June 30, 2024 before the measuring period closed, the Company reclassed the tax equity asset of $474,547 from property, plant and equipment in the consolidated statement of financial position (Note 6(1)).

OFIT GM Inc. (“OFIT GM”) and OFIT RT Inc. (“OFIT RT”)

The Company entered into share purchase agreements (the “OFIT SPAs”) dated October 23, 2023 to acquire control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “OFIT Projects”) for consideration of $432,510 cash and 278,875 common shares (the “OFIT Consideration Shares”) of the Company (the “OFIT Transaction”). OFIT GM and OFIT RT (the “OFIT Purchased Entities”) have been operating the OFIT Projects since 2017. The transaction was closed on November 1, 2023 (the “OFIT acquisition date”). The shares of the OFIT Purchased Entities were acquired from N. Fine Investments Limited and Linden Power Inc. Pursuant to the terms of the OFIT SPAs, the Company acquired 49.9% ownership of OFIT RT where Whitesand First Nation owns the remaining shares of OFIT RT. The Company also acquired 49.9% ownership of OFIT GM where the Town of Kapuskasing owns the remaining shares of OFIT GM. The shares owned by the Town of Kapuskasing and Whitesand First Nation have no voting right, hence, the Company controls and consolidates the OFIT Purchased Entities. The acquisition is part of the Company’s continued growth on independent power producer portfolio.

The acquisition of the OFIT Purchased Entities is considered a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair value at the acquisition date.

The identified assets acquired and liabilities assumed have been determined provisionally and purchase price allocation has not yet been finalized. Changes in the assumptions used in the valuation of these assets may affect the fair value resulting in a reallocation of purchase price to or from the amount recognized for goodwill. Any changes in these amounts will also result in a change in the relevant deferred tax liabilities recognized on the fixed assets and intangibles. The Company expects to finalize its purchase price allocation by the first quarter of fiscal 2025.

The President & Chief Executive Officer and a director of the Company was indirectly a shareholder of the OFIT Purchased Entities and indirectly received one-third of the OFIT Consideration Shares. As a result, the OFIT Transaction is considered a related party transaction.

The Company incurred minimal acquisition-related costs on the OFIT Transaction.

For the period during November 1, 2023 to June 30, 2024, OFIT GM and OFIT RT contributed revenue of $366,429 and $142,665 respectively, and net loss of $160,022 and $60,397.

Had the acquisition occurred on July 1, 2023, management estimates that the consolidated revenue would have been $58,579,898 and consolidated net loss would have been $4,251,497 for the year ended June 30, 2024. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on July 1, 2023.

28

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

17.	Acquisitions (continued)

The allocation of the purchase consideration to the total fair value of net assets acquired on OFIT acquisition date is as follows:

	$	$	$
Fair value of net assets (liabilities) acquired	OFIT GM	OFIT RT	Net
Cash	242,885	200,780	443,665
Accounts receivable	6,454	26,611	33,065
Prepaid	11,210	5,297	16,507
Property, plant and equipment(3)	2,165,000	935,000	3,100,000
Derivative assets	211,237	78,853	290,090
Current liabilities	(29,716)	(9,189)	(38,905)
Long-term loans	(3,200,254)	(1,195,909)	(4,396,163)
Deferred tax liability	(758,150)	(331,174)	(1,089,324)
Identifiable net liabilities assumed at fair value	(1,351,334)	(289,731)	(1,641,065)

Intangible asset identified(3)	1,500,000	610,000	2,110,000
Goodwill arising on acquisition(4)	3,522,172	1,016,855	4,539,027
Non-controlling interest(2)	(1,839,090)	(669,899)	(2,508,989)
Purchase consideration transferred	1,831,748	667,225	2,498,973

Consideration paid in cash	232,263	200,247	432,510
Consideration paid in common shares (1)	1,599,485	466,978	2,066,463
Total consideration	1,831,748	667,225	2,498,973

(1)	Consideration paid in the Company’s common shares was valued at closing market value as at November 1, 2023.
(2)	Non-controlling interest was calculated based on the proportionate interest in the recognized amounts of the asset and liabilities of OFITM GM and OFIR RT on the acquisition date.
(3)	Measurement of fair value

The valuation techniques used for measuring the fair value of material assets acquired were as follows.

Asset acquired	Valuation technique
Property, plant and equipment	The Cost Approach was used to value the capital assets. The approach starts with the current replacement cost of new capital assets and then deduct for the loss in value caused by physical deterioration, functional obsolescence, and economic obsolescence.
Intangible assets	The FIT Contracts were identified as the only intangible assets from the acquisition which warranted determination of fair value. The Multi-Period Excess Earnings Method (“MPEE Method”) was use in determining the fair value of the FIT contracts. Such a method was deemed appropriate as the Company is projecting revenue and net income attributable to the FIT Contracts going forward.

(4)	The goodwill is attributable to the synergies expected to be achieved from integrating the Company into OFIT GM and OFIT RT IPP operations.

18. Financial instruments

The Company as part of its operations carries financial instruments consisting of cash, trade and other receivables, unbilled revenue, derivative assets, investment, trade and other payables, loan payables, long-term debt, lease obligations, and other long-term liabilities.

(a)	Fair value:

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1:	Quoted prices in active markets for identical assets or liabilities.

●	Level 2:	Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3:	Inputs for the asset or liability that are not based on observable market data.

The fair value of investments in SFF units are determined using Level 3 inputs (Note 20).

29

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

18.	Financial instruments (continued)

The Company has variable interest rate loans with interest rate swap to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments (Note 15(3)). The fair value of the interest rate swap is based on discounting estimate of future floating rate and fixed rate cash flows for the remaining term of the interest rate swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty. The fair value of the interest rate swap are determined using Level 2 inputs.

The carrying amounts of cash, short-term investments, trade and other receivables, unbilled revenue, trade and other payables and loan payable approximate their fair values due to the short-term maturities of these items. The carrying amounts of long term debt, lease liabilities and other long-term liabilities approximate their fair value as they are discounted at the current market rate of interest.

(b)	Financial risk management:

(i)	Credit risk and economic dependence:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Receivables from projects are from reputable customers with past working relations with the Company. IPP revenues are due from local government utility with high creditworthiness. Cash and short-term investment have low credit risk as it is held by internationally recognized financial institutions.

(ii)	Currency risk

The Company conducts business in Canada and United States and have subsidiaries operating in the same countries. The Company, and its subsidiaries, do not hold significant asset and liabilities denominated in foreign currencies. As a result, the Company has low currency risk.

(iii)	Concentration risk and economic dependence:

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable. Outstanding accounts payable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few vendors who account for over 10% of total purchases as well as vendors who account for over 10% of outstanding accounts payable.

30

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

18.	Financial instruments (continued)

June 30, 2024	Revenue	% of Total Revenue
Customer A	$6,550,519	11%
Customer C	$41,800,175	72%

June 30, 2023	Revenue	% of Total Revenue
Customer A	$8,687,175	47%
Customer B	$5,924,196	32%

June 30, 2024	Account Receivable	% of Account Receivable
Customer E	$531,456	48%

June 30, 2023	Account Receivable	% of Account Receivable
Customer A	$8,584,998	76%
Customer D	$1,537,357	14%

(iv)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

The following are the remaining contractual obligations as at June 30, 2024

	Total	Less than one year	1-3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	$4,827,398	$448,229	$925,426	$967,058	$2,486,685

Operating Lease Obligations	1,525,052	218,013	350,493	207,638	748,908

Loan payable	1,309,844	1,309,844

Other Long-term liabilities	431,140	431,140

Purchase Obligations	8,032,674	8,032,674	-	-	-

Accounts Payable and Accrued Liabilities	4,690,261	4,690,261	-	-	-

Total	$20,816,369	$15,130,161	$1,275,919	$1,174,696	$3,235,593

(v)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term loan, obtained from acquisition of OFIT GM and OFIT RT, have a fixed rate which is achieved by entering into interest rate swap agreement.

The Company held the Geddes Loan which is subject to interest rate risk due to variable rate charged (Note 13). A change of 100 basis points in interest rates would have increased or decreased interest amount (added to the loan principal balance) of $13,100.

19. Share Capital

(a)	Authorized

Unlimited number of common shares with no par value.

(b)	Issued and outstanding share capital

On June 30, 2024, the Company had 27,191,075 common shares issued and outstanding (2023- 26,800,000). A summary of changes in share capital and contributed surplus is contained on the consolidated statements of changes in shareholders’ equity.

During the year ended June 30, 2024, the Company issued the following shares:

i.	On September 20, 2023, 55,000 broker warrants were exercised to purchase common shares at $0.75 per share.

ii.	In September 2023, the Company sold a total of 2,200 Common Shares through at-the-market offerings at an average price of $10 per share for gross proceeds of $22,000.

iii.	The Company has entered into the OFIT SPAs dated October 23, 2023 to acquire control of OFIT GM and OFIT RT for consideration of 278,875 common shares of the Company that were issued on November 1, 2023 (Note 16).

iv.	On April 15, 2024, 55,000 broker warrants were exercised to purchase common shares at $0.75 per share.

31

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

19.	Share Capital (continued)

During the year ended June 30, 2023, the Company issued the following shares:

i.	On October 17, 2022, the Company completed a share split on a 1:160 basis. The total number of outstanding common shares after the split became 16,000,000. As required by International Accounting Standards (“IAS”) 33 Earnings per Share, all references to share capital, common shares outstanding, warrants outstanding, options outstanding, and per share amounts in these consolidated financial statements and the accompanying notes for time periods prior to the share consolidation have been restated to reflect the 1:160 share split.

ii.	On March 1, 2023, the Company closed its initial public offering (the “IPO”) of common shares of the Company (“Common Shares”) raising aggregate gross proceeds of $6,037,500. The IPO consisted of a total of 8,050,000 common shares (including full exercise of the over-allotment option) issued at a purchase price of $0.75 per common share. The Company paid $362,250 in broker commissions, $63,448 legal fees and issued 483,000 broker warrants to purchase common shares at $0.75 per share until March 1, 2026.The broker warrants were valued using the Black-Scholes model resulting in fair value of $242,575.

iii.	On March 1, 2023, upon the closing of the Offering, the proceeds of the Convertible Loan converted into 2,500,000 common shares, 2,500,000 Series A Warrant and 2,500,000 Series B Warrant.

iv.	On November 4, 2022, the Company granted 500,000 Restricted Share Units (“RSUs”) to a consultant in connection with the services provided to assist the Company successfully completed IPO. The RSUs were granted to consultant at price of $0.75 per share. Pursuant to the agreement, each unit is exercisable into one common share of the Company for a period of 60 days from the vesting date. 50% of the units, or 250,000 units, are vested on the date of closing of the Company’s IPO, which was March 1, 2023, and the remaining 50% vests on the date that is 5-month after the date of closing of the IPO (on August 2, 2023). On March 8, 2023, 250,000 common shares were distributed as a result of the vesting of 250,000 RSUs.

v.	On March 13, 2023, 15,000 Restricted Share Units (“RSUs”) were granted to an employee of the Company at grant date closing price of $2.73 per share subject to a vesting schedule over a two years term with 50% of the RSUs vesting on March 1, 2024 and 50% vested on March 1, 2025.

32

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

19.	Share Capital (continued)

	(c)	Warrants

# of warrants
Balance, July 1, 2022	-
Granted	7,983,000
Balance, June 30, 2023	7,983,000
Exercised	(110,000)
Balance, June 30, 2024	7,873,000

Date granted	Expiry	Exercise price (CAD)	Balance outstanding and exercisable at June 30, 2024
03-Oct-2022	10-Jun-2027	$0.10	2,500,000
01-Mar-2023	01-Mar-2026	$0.75	373,000
01-Mar-2023	01-Mar-2028	$0.50	5,000,000
			7,873,000
Weighted average exercise price			$0.38
Weighted average remaining contractual life			3.35 years

On October 3, 2022, the Company granted an aggregated of 2,500,000 warrants as compensation to consultants in connection with the advisory services provided to assist the Company to successfully complete IPO. Each fully vested warrant may be exercised at $0.10 to acquire common share. The estimated fair value of the warrants was measured using the Black-Scholes valuation model. The underlying weighted average assumption used in the estimation of fair value in the Black-Scholes valuation model are as follows:

●	Risk free rate: 3.59%

●	Expected life: 4.69 years;

●	Expected volatility: 126% based on historical five-year trends of industry peers;

●	Expected dividend yield: 0%;

33

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

19.	Share Capital (continued)

The share based compensation expense recognized during the year ended June 30, 2024 was $nil (2023 - $1,792,594)

On March 1, 2023, the Company granted an aggregate of 483,000 warrants to a brokerage firm as commission for the completion of the IPO. Each fully vested warrant may be exercised at $0.75 to acquire a common share. The estimated fair value of the warrants was measured using the Black-Scholes valuation model. The underlying weighted average assumption used in the estimation of fair value in the Black-Scholes valuation model are as follows:

●	Risk free rate: 3.85%

●	Expected life: 3 years;

●	Expected volatility: 111% based on historical three-year trends of industry peers;

●	Expected dividend yield: 0%;

The brokerage warrants vested upon IPO and was considered as a cost to IPO issuance. Thus the costs were recorded as a reduction to share capital during the year ended June 30, 2023. The share based compensation costs recorded during he year ended June 30, 2024 was $nil (2023 - $248,069).

On March 1, 2023, the Company granted an aggregate of 5,000,000 warrants as a result of the Convertible Loan conversion (see Note 17). Each fully vested warrant may be exercised at $0.50 to acquire a common share. The warrants vest 50% at closing of the Offering, which was on March 1, 2023 and 50% upon the Company completing a listing on senior Canadian or United States stock exchange such that it is not designated as a “Venture Issuer”. These warrants were issued as a result of conversion of convertible loan, thus no additional expenses recorded.

34

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

19.	Share Capital (continued)

	(d)	Stock Options

The Board of Directors has adopted the Share Compensation Plan on November 4, 2022. Under this plan, the aggregate number of common shares that may be reserved and available for grant and issuance pursuant to the exercise of options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares at the time of granting. The exercise price per common share for an option and RSU granted shall not be less than the market price. Every option and RSU shall have a term not exceeding and shall expire no later than 5 years after the date of grant.

Details of the stock option outstanding as at June 30, 2024 and 2023 are as follows:

# of stock options
Balance, July 1, 2022	-
Granted	2,774,000
Forfeited	(15,000)
Balance, June 30, 2023	2,759,000
Granted	82,500
Forfeited	(82,500)
Balance, June 30, 2024	2,759,000

Date granted	Expiry	Exercise price (CAD)	Outstanding number of options at June 30, 2024	Exercisable number of options at June 30, 2024
04-Nov-2022	04-Nov-2027	$0.75	2,759,000	1,379,500

On November 4, 2022, the Company granted an aggregate of 2,774,000 stock options to employees and directors at an exercise price of $0.75 per share, exercisable for a period of 5 years. The options vest over 24 months, 50% 12 months from grant date and the remaining 50% 24 months from grant date. The estimated fair value of these options has been measured using the Black-Scholes valuation model. The underlying weighted average assumption used in the estimation of fair value in the Black-Scholes valuation model are as follows:

●	Risk free rate: 3.80%;

●	Expected life: 5 years;

●	Expected volatility: 124% based on historical four-year trends of industry peers;

●	Expected dividend yield: 0%;

35

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

19.	Share Capital (continued)

During the year ended June 30, 2024, compensation expense related to stock options was $795,313 (2023 - $809,628).

On December 4, 2023, the Company granted an aggregate of 82,500 stock options to employees and directors at an exercise price of $6.6 per share, exercisable for a period of 5 years. The options vest over 24 months, 50% 12 months from grant date and the remaining 50% 24 months from grant date. The estimated fair value of these options has been measured using the Black-Scholes valuation model. The underlying weighted average assumption used in the estimation of fair value in the Black-Scholes valuation model are as follows:

●	Risk free rate: 3.54%;

●	Expected life: 5 years;

●	Expected volatility: 133% based on historical four-year trends of industry peers;

●	Expected dividend yield: 0%;

The options were granted and cancelled during the year ended June 30, 2024, thus no expenses recorded.

(e)	Restricted Stock Units

# of RSUs
Balance, July 1, 2022	-
Granted	515,000
Exercised	(250,000)
Balance, June 30, 2023 and 2024	265,000

Date granted	Vesting Date	Numbers outstanding and exercisable at June 30, 2024
4-Nov-2022	02-Aug-2023	250,000
13-Mar-2023	12-Mar-2024	7,500
13-Mar-2023	12-Mar-2025	7,500
		265,000

On November 4, 2022, the Company granted an aggregate of 500,000 RSU to consultants exercisable for a period of 5 years. The RSU vest over 5 months, 50% upon IPO and the remaining 50% 5 months from IPO date. The estimated fair value of these units has been measured at the grant date price, which was measured to be $0.75.

The share-based compensation expense recognized during the year ended June 30, 2024 was $41,506 (2023 - $333,494)

On March 13, 2023, the Company granted an aggregate of 15,000 RSUs to employees exercisable for a period of 5 years. The RSUs vest over 24 months, 50% 12 months from grant date and the remaining 50% 24 months from grant date. The fair value of these units has been measured at the grant date price, which was $2.73.

The share-based compensation expense recognized during the year ended June 30, 2024 was $23,560 (2023 - $9,172)

36

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

20. Non-Controlling Interest

The following items affects non-controlling interest (“NCIs”) for the year ended June 30, 2024:

Solar Alliance DevCo LLC

On June 20, 2023, the Company (through ASP) acquired a 67% membership interest in two solar facilities through the acquisition of an interest in Solar Alliance DevCo. The remaining 33% membership was acquired on December 4, 2023. For the period from July 1, 2023 to December 4, 2023, net income of $7,023 was allocated to non-controlling interest (2023- $Nil).

OFIT GM and OFIT RT

On November 1, 2023, the Company acquired 49.9% interest in OFIT GM and OFIT RT. For the period from November 1, 2023 to June 30, 2024, net loss of $80,171 in OFIT GM and $30,259 in OFIT RT were allocated to non-controlling interest.

	June 30, 2024 % ownership held by NCI	June 30, 2023 % ownership held by NCI
2467264 Ontario Inc.	49.9%	49.9%
Solar Alliance DevCo LLC	-	67%
OFIT GM Inc.	49.9%	-
OFIT R Inc.	49.9%	-

Summarized financial information for the Company’s subsidiaries that have non-controlling interests is set out below. The amounts are before intercompany eliminations.

	2467264 Ontario Inc.		Solar Alliance DevCo LLC		OFIT GM Inc.		OFIT RT Inc.		Total
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Current assets	2,343	6,874,801		588,992	560,757	-	159,990	-	723,090	7,463,793
Non-current assets	-	-		1,878,938	4,237,485	-	1,767,508	-	6,004,993	1,878,938
	2,343	6,874,801	-	2,467,930	4,798,242	-	1,927,498	-	6,728,083	9,342,731

Current liabilities	927,790	1,617,782		25,851	770,469	-	98,215	-	1,796,474	1,643,633
Non-current liabilities	-	-		-	4,039,128	-	1,569,411	-	5,608,539	-
	927,790	1,617,782	-	25,851	4,809,597	-	1,667,626	-	7,405,013	1,643,633

Non-controlling interest	(44,717)	(44,717)		283,122	1,766,009	-	639,641	-	2,360,933	238,405

Revenue	-	-	30,965	-	366,429	-	142,665	-	540,059	-

Profit (loss) for the year attributable to the owners of the parent	156,173	5,376,027	36,366	-	(79,851)	-	(30,138)	-	82,550	5,376,027
Profit (loss) for the year attributable to NCIs	-	-	7,023	-	(80,171)	-	(30,259)	-	(103,407)	-
	156,173	5,376,027	43,389	-	(160,022)	-	(60,397)	-	(20,857)	5,376,027

Other comprehensive income for the year:
Attributable to the owners of the parent	-	-	9,327	-	-	-	-	-	9,327	-
Attributable to NCIs	-	-	8,172	-	-	-	-	-	8,172	-
	-	-	17,499	-	-	-	-	-	17,499	-

Total comprehensive income for the year attributable to the owners of the parent	156,173	5,376,027	45,693	-	(79,851)	-	(30,138)	-	91,877	5,376,027
Total comprehensive income for the year attributable to NCIs	-	-	15,195	-	(80,171)	-	(30,259)	-	(95,235)	-
	156,173	5,376,027	60,888	-	(160,022)	-	(60,397)	-	(3,358)	5,376,027

Net cash from operating activities	1,855	488		-	434,447	-	25,059	-	461,361	488
Net cash from investing activities	-	-		-	242,885	-	200,780	-	443,665	-
Net cash used in financing activities	-	-		-	(289,174)	-	(105,955)	-	(395,129)	-

21. Investment

Investment in SFF ($)

Balance, July 1, 2022	-

Purchased	722,515

Fair value change	-

Balance, June 30, 2023	722,515

Purchased	2,465,000

acquired through debt settlement	3,089,299

Fair value change	(1,124,791)

Balance, June 30, 2024	5,152,023

On June 1, 2023, the Company acquired 200 limited partnership units of Solar Flow-Through 2012-I Limited Partnership, from former partner unitholders, for an aggregate purchase price of $4,200, and 31,230 limited partnership units of Solar Flow-Through 2013-I Limited Partnership for an aggregate purchase price of $718,290. On July 5, 2023, the Company acquired 42,500 limited partnership units of Solar Flow-Through 2016 Limited Partnership for an aggregate purchase price of $2,465,000.

During the year ended June 30, 2024, the group of Solar Flow-Through Limited Partnerships completed a reorganization into a corporate entity named Solar Flow-Through Funds Ltd. (“SFF”). As a result, 73,930 limited partnership units owned by the Company have been converted to 702,820 common shares of SFF.

37

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

21.	Investment (continued)

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares in an all-stock deal (Note 26). The transaction had not closed as at June 30, 2024.

On March 27, 2024 (the “Settlement Date”), the Company received $1,750,143 in cash and 1,052,599 SFF common shares related to settlement of $6,486,838 receivable due from SFF (Note 4).

As at June 30,2024, the Company holds a 16% equity interest in SFF. This investment does not provide the Company with significant influence over SFF, and as such, is classified as a financial asset at fair value through profit or loss (FVTPL)

The fair value of the SFF share was valuated at $2.93 per share on both Settlement Date and June 30, 2024. The valuation of the investment is based on significant unobservable inputs (Level 3).

Due to the nature and current operational status of SFF, the Sum-of-the-Parts method was deemed the most appropriate method to estimate the fair market value of SFF. SFF has three business segments: the Solar Asset Portfolio, BESS Portfolio and EV Charging Portfolio. For each of the segment, discounted cash flow valuation method has been applied.

Revenue projections for each segment were primarily derived from secured contract rates (the “contracted revenue”), alongside estimates provided by third-party professionals for merchant and arbitrage revenues. The contracted revenue represents approximately 90% of total revenue. A sensitivity analysis indicates that if only contracted revenue is realized, the overall SFF investment value as of June 30, 2024 would decline by approximately $0.9 million.

Operating expenses were estimated using historical performance data from each segment, supplemented by third-party estimates and vendor quotes. A sensitivity analysis shows that a 5% change in operating expenses would lead to approximately $0.1 million change in the total SFF investment value as of June 30, 2024.

For the BESS portfolio, capital expenditures were required and estimated based on existing contracts, vendor quotes, and third-party estimates, with projected capital costs of $14 million per project. A sensitivity analysis indicates that a 5% change in capital expenditures would lead to a $0.3 million change in the total SFF investment value as of June 30, 2024.

The Weighted Average Cost of Capital (WACC) was estimated to be between 5.75% and 6.25%, reflecting SFF’s capital structure, required return on equity, and interest-bearing debt yields. A 0.25% fluctuation in the discount rate would result in a $0.1 million change in the total SFF investment value as of June 30, 2024.

22. Related Party Balances and Transactions

As at June 30, 2024, included in trade and other payable was $124,125 (2023 - $63,754) due to directors and other members of key management personnel (Note 10).

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the year ended June 30, 2024 and 2023 were as follows:

	2024	2023
Short-term employee benefits	$1,515,993	$1,533,393
Share-based compensation	486,571	560,538
Advisory warrants	-	448,156

Short-term employee benefits include consulting fees and salaries made to key management.

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations, and were measured based on the consideration established and agreed to by the related parties. Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

The Company acquired control of OFIT GM and OFIT RT on November 1, 2023 (Note 17). Dr. Richard Lu, the President & Chief Executive Officer and a director of the Company is indirectly a shareholder of the OFIT Purchased Entities and indirectly received one-third of the OFIT Consideration Shares. As a result, the OFIT Transaction is considered a related party transaction.

23. Goodwill and long-lived assets Impairment

As at June 30, 2024, the Company performed the impairment assessment and the recoverable amounts and related carrying values of OFIT GM and OFIT RT CGU were as follows:

	PPE included in CGU		Intangible assets included in CGU	Goodwill included in CGU	Total Carrying value	Recoverable amount	Impairment amount
OFIT GM CGU		$2,064,302	1,422,830	3,522,172	7,009,304	3,776,335	(3,232,969)
OFIT RT CGU		$891,512	578,619	1,016,855	2,486,985	1,619,684	(867,301)
	$						(4,100,270)

The recoverable amounts of the OFIT GM CGU and OFIT RT CGU were determined based on projected discounted cash flows to 2051 (the life of the IPP facilities) discounted at a post-tax discount rate of 6% that reflects current market conditions and the specific risks to the CGUs.

Key assumptions used by management in setting the financial projections are as follows:

-	Revenue decreases by 0.55% per year until October 2036. This reflects fixed electricity rate per FIT contract where production is decreased by 0.55% per year due to degradation of the equipment.
-	Subsequent to the expiration of FIT contract (after October 2036), revenue increases by 3.13% per year to reflect increase in electricity rate due to various factors such as inflation, historical trends, demand & supply, etc.
-	Operating expenses increase by 2% per year due to inflation.
-	The equipment has an estimated useful life of 34 years, therefore the cash flow projection ends in 2051

The CGU’s recoverable amount estimate is sensitive to the discount rate due to uncertainties in the forecast. A 1% increase in the discount rate would result in an additional impairment loss of $325,000 in OFIT GM and $135,600 in OFIT RT.

Management is not aware of any other reasonable change in key assumptions that would significantly vary the recoverable amount for the valuation.

38

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

24. Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	June 30, 2024	June 30, 2023
Long-term debt -non-current portion (Note 15)	$4,379,169	759,259
Shareholders’ Equity	$18,724,301	16,631,196

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

25. Segment Information

Segmented information is reviewed by the Company’s chief decision maker to assess performance and allocate resources within the Company. The Company has one operating segment, principally being development and operation of solar photovoltaic power generation projects.

a)	Geographic Information

The Company is currently operating development and construction of solar photovoltaic power generation projects in two principal geographical areas - Canada and United States. The revenues from external customers and non-current assets exclusive of financial instruments (i.e. investment in SFF and the derivative asset) by country for the years ended June 30, 2024 and 2023 are as follows:

	Revenue from external customers		Non-current assets
	2024	2023	2024	2023
Canada	$9,957,573	1,618,765	$6,528,325	879,941
United States	48,419,560	16,778,744	9,762,674	2,043,697
	$58,377,133	18,397,509	$16,290,999	2,923,638

39

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

26. Income Tax

The Company is subject to income taxes in Canada, while the subsidiaries in United States are subject to the income tax laws of United States.

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to income before tax. These differences result from the following:

	2024	2023

Income (loss) before tax	$(630,984)	$3,193,160
Statutory tax rate	26.5%	26.5%
Expected income tax benefit (expense)	(167,211)	672,497
Permanent differences	175,184	-
Employee stock compensation	228,000	-
Share issuance costs	-	90,248
Goodwill impairment loss	1,086,572	-
Adjustment to prior years provision versus statutory tax return tax returns	723,780	(153,137)
Changes in statutory, foreign tax, foreign exchange rates and other	(29,344)	367,410
Change in unrecognized temporary differences	929,179	(25,844)
Total income tax expense (recovery)	2,946,160	951,174

Current tax expense	2,961,662	951,174
Deferred tax expense (recovery)	(15,502)	-
Total income tax expense	$2,946,160	951,174

The components of the net deferred tax liability are as follows:

	2024	2023

Intangible assets	(530,384)	-
Derivative assets	(40,542)	-
Share issuance costs	-	90,248
Loss carry forward	59,520	-
FV measured loans	(86,927)	-
Property and equipment	(475,502)	192,136
	(1,073,835)	282,384
Deferred tax assets not recognized	-	(282,384)
Net deferred tax liabilities	(1,073,835)	-

Deferred tax liabilities resulted from acquisition of OFIT GM&RT	(1,089,337)	-
Deferred tax recovery	15,502	-
Net deferred tax liabilities	$(1,073,835)	-

Current year unrecognized deductible temporary differences are attributable to the following:

2024
Financing costs	816,676
Lease liabilities	39,290
Investment in SFF shares	1,233,168
Loss carryforwards	6,651,305
Net deferred tax assets	8,740,439

As of June 30, 2024, the Company has non-capital losses of approximately $6,651,305 (2023 - $5,311,276) available that may be carried forward and applied against future income for Canadian income tax purposes. These non-capital losses expiry between 2042-2044.

40

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

27. Acquisition of Solar Flow-Through Funds Ltd.

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of up to $41.8 million in an all stock deal (the “SFF Transaction”).

Under the terms of the SFF Transaction, the Company has agreed to issue up to 5,859,567 common shares of SolarBank (“SolarBank Shares”) for an aggregate purchase price of up to $41.8 million, representing $4.50 per SFF common share acquired. The number of SolarBank Shares was determined using a 90 trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”).

The consideration for the SFF Transaction consists of an upfront payment of approximately 3,575,638 SolarBank Shares and a contingent payment representing up to an additional 2,283,929 SolarBank Shares that will be issued in the form of contingent value rights (“CVRs”). The SolarBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, Evans & Evans, Inc. shall revalue the BESS portfolio and SolarBank shall then issue SolarBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by Evans & Evans, Inc. plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 SolarBank Shares.

The acquisition of Solar Flow-through Funds Ltd closed on July 8, 2024. Purchase price allocation calculations are in process and provisional balances will be expected to disclose in Q1 fiscal year 2025.

The acquisition of SFF continues the Company’s strategy of creating value of all stakeholders by growing its portfolio of cash generating independent power producer assets. The Company will also expend into ownership of battery energy storage projects and electric vehicle charging stations, both are key components of net zero energy transition.

28. Earnings per share

The calculation of earnings per share for the year ended June 30, 2024 and 2023 are as follows:

	June 30, 2024	June 30, 2023

Net income/(loss)	(3,577,144)	2,241,986

Basic weighted average number of shares outstanding	27,040,189	19,575,479
Dilution of securities	-	17,657,711
Diluted weighted average number of shares outstanding	27,040,189	37,233,190

Earnings per share
Basic	(0.13)	0.11
Diluted	(0.13)	0.06

41